Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mr. Richard Chilinski, Chief Financial Officer
Littlefield Corporation
2501 N. Lamar Boulevard
Austin, Texas 78701

> **Re:** **Littlefield Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 333-92060**

Dear Mr. Chilinski:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 8</u>

1.   Please revise future filings to include your critical accounting estimates. In this
        regard, please ensure that your critical accounting estimates disclosure – (i)
        provides greater insight into the quality and variability of information in the
        consolidated financial statements; (ii) addresses specifically why the accounting
        estimates or assumptions bear the risk of change; (iii) analyzes the factors on how
        the company arrived at material estimates including how the estimates or
        assumptions have changed in the past and is reasonably likely to change in the
        future; and (iv) analyzes the specific sensitivity to change of your critical
        accounting estimates or assumptions based on other outcomes with quantitative
        and qualitative disclosure, as necessary.   Refer to the guidance in Section V of
        FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.
        For example, we note that you recognized goodwill and asset impairment charges
        during fiscal 2008 which were material to your results of operations. In this
        regard, we would expect to see expanded disclosure surrounding the estimates and
        assumptions used by management in assessing impairment of its indefinite lived
        intangible and long-lived assets under SFAS Nos. 142 and 144, respectively.

<u>Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 13</u>

2.   According to your long-term debt footnote on page F-17, we note that certain
        long-term debt arrangements are subject to variable interest rates. In this regard,
        it appears that you are subject to market risk with respect to interest rate risk. To
        the extent material, you are required by Item 305(a) of Regulation S-K to include
        quantitative disclosures using one of three formats outlined in the guidance noted
        above. Please revise your disclosure in future filings accordingly.

<u>Financial Statements, page F-1</u>
<u>Consolidated Statements of Stockholders' Equity and Comprehensive Income, page F-6</u>

3.   Please tell us the nature of the line item "stock dividend adjustment." Your
        response should include what events gave rise to an adjustment of a stock
        dividend issued in 2007 in full detail and the authoritative guidance you relied
        upon for your accounting treatment.

Notes to Consolidated Financial Statements, page F-9
Note 1 – Background and Summary of Significant Accounting Policies, page F-9
Cash and Cash Equivalents, pageF-9

4.   We note from your disclosure that cash and cash equivalents consist of funds
        invested in certificates of deposit and money market accounts and investments
        with maturities of less than one year when purchased. However, generally cash
        and cash equivalents are only investments with original maturities of three months
        or less in accordance with paragraph 8 of SFAS No. 95. Please advise or revise
        your financial statements (e.g. balance sheets and statements of cash flows),
        accordingly.

Note 14 – Segments, page F-27

5.   We refer to the "adjustments" detail on page F-28. Please tell us why asset
        impairments and termination costs are not directly allocated to either the
        Entertainment or Hospitality segments. Given your disclosures on pages 2 and 8
        that the impairment and contract termination costs related to certain bingo hall
        closures, it is unclear why such charges are not directly related and allocated to
        your Entertainment segment. Please advise.

6.   We note from your website http://www.littlefield.com/about.html, a real estate
        business, Littlefield Real Estate. In this regard, we note no mention of a separate
        real estate business or segment in your annual report on Form 10-K. Please tell us
        how this real estate business interacts with your current operations, whether the
        business is a wholly owned subsidiary, and the amount of any relevant assets,
        liabilities, equity, revenues, and expenses of the entity. We may have further
        comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2009

Notes to Consolidated Financial Statements, page 9
Note 4 – Goodwill and Other Intangible Assets, page 11

7.   We note the line item "Change in covenants not to compete" increasing the
        balance by $50,000. Please tell us the nature of such change and the events that
        took place requiring recognition of additional amounts of intangible assets. To
        the extent such "change" is related to the bingo hall acquisition in South Carolina
        in Q1 2009, please revise future filings to clearly identify the "change" as an
        acquisition rather than a change that could result from any number of transactions.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

8.   Your results of operations disclosures starting on page 18 compare the six months
         ended June 30, 2009 to the six months ended June 30, 2008. Please note that Item
         303(B)(2) of Regulation S-K requires that if a registrant has presented an income
         statement for the current fiscal quarter, the MD&A discussion also shall cover
         material changes with respect to that fiscal quarter and the corresponding fiscal
         quarter in the preceding fiscal year. Please revise all future filings accordingly.

Gross profit and Costs and Expenses, page 18

9.   We refer to the general and administrative expenses discussion on page 19. We
         note that you disclose the increase of general and administrative expenses of
         $13,000 resulted from a reduction in staff offset by certain compensation
         adjustments. Please note that to the extent that change(s) are attributed to more
         than one factor, you should quantify the amounts attributed to each factor in order
         for a reader to understand the significance of each factor attributing to the change.
         Please revise future filings accordingly.

Periodic Report on Form 8-K filed August 3, 2009
Exhibit 99.1

10.   We note the presentation of Income (Loss) excluding noted items, a non-GAAP
         measure. Please revise all future filings to include a reconciliation with the most
         directly comparable financial measure calculated and presented in accordance
         with GAAP and a description of the reasons management believes such non-
         GAAP measure is useful. Please refer to Regulation G.

                                    ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief